

September 3, 2019

Yanming Liu
Chief Executive Officer
Greenland Acquisition Corporation
Suite 906, Tower W1, Oriental Plaza, No. 1 East
Chang'an Street
Dongcheng District
Beijing, People's Republic of China

      Re: Greenland Acquisition Corporation
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed August 21, 2019
          File No. 1-38605

Dear Mr. Liu:

      We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

      Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed August 21, 2019

Financial Statements of Zhongchai Holding (Hong Kong) Limited for the Period Ended June 30, 2019
Note 7 - Property, Plant and Equipment, page F-53

1.   Please revise your presentation to ensure the total amounts of property, plant and equipment, net are properly displayed within the table on page F-53.

Financial Statements of Zhongchai Holding (Hong Kong) Limited for the Year Ended December 31, 2018
Note 25 - Subsequent Events, page F-91

2.   We have reviewed your response to prior comment 18. We note that you have now

disclosed the actual date through which subsequent events have been evaluated. Please revise your disclosure here and on page F-60 to disclose also whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction